SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of

the Securities Exchange Act of 1934

For the period of September 9 to September 9, 2002

Crystallex International Corporation
(Translation of registrant's name into English)

Suite 902, 700 West Pender Street, Vancouver, BC, V6C 1G8, Canada
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes____ No X

Trading Symbol on TSX and Amex – KRY
RM: 12-02

Crystallex and Venezuela to Develop Las Cristinas

Company welcomes government announcement

TORONTO, SEPTEMBER 8, 2002 – CRYSTALLEX INTERNATIONAL CORPORATION (symbol KRY on TSX and AMEX) President and CEO Marc J. Oppenheimer welcomed the selection of Crystallex by the Venezuelan government Friday to develop Las Cristinas, believed to be one of the largest undeveloped gold projects in Latin America and the world .As a result of this decision, all legal requirements including title, possession, and mining rights will be brought together so that development of the Las Cristinas ore-body can take place.

"This is a historic moment for our Company and our shareholders," said Mr. Oppenheimer. "We are pleased to have been selected and look forward to beginning work on the project. We also salute our shareholders who have steadfastly stood by our Company as we patiently sought to obtain possession of this property in a legitimate and lasting way."

Late Friday in Caracas, Venezuela's state industrial holding company, Corporacion Venezolana de Guayana (CVG) announced that its Directors had "approved the signing of an operating contract with the Canadian company Crystallex for the development of the Las Cristinas gold deposit." In a statement released following the Board meeting, CVG President Francisco Rangel Gomez said Crystallex was chosen to operate the project because it offered the best prospect for a rapid development and start-up of the mine.

"The selection of Crystallex to develop Las Cristinas acknowledges that the company has the experience, capability and the long-term commitment to Venezuela to build a sustainable project that will benefit the Venezuelan economy and in particular the people of Bolivar State where Las Cristinas is located," added Mr. Oppenheimer. "The CVG is a large and important Venezuelan government corporation. We are very proud to be developing this property with the CVG."

Crystallex started mining operations in Venezuela's Kilometre 88 in 1994 and is the only international company to have constructed and operated a producing industrial mine at Kilometre 88. Today, the Company has operations in all three of Venezuela's major gold producing districts and has invested more than US$120 million in Bolivar State where the Cristinas concessions are located. The Company is currently mining gold and, at the same time, developing two new mines in this region.

About Crystallex:
Crystallex International Corporation is an emerging intermediate gold mining company operating as well as developing new mines in Venezuela and Uruguay. Crystallex's strategy for growth is to develop its portfolio of producing properties as well as to diversify geographically by investing in producing or near-production projects and by exploring properties of merit in other areas.

On Behalf of the Board:

Marc J. Oppenheimer, President & CEO

For Further Information:

Investor Relations: A Richard Marshall, VP (201) 541-6650, or Andrea Boltz (604) 683-0672

Media Contact: Susan Reisler or Natalia Williams, Media Profile (416) 504-8464

To receive previous Company releases: (800) 758-5804 ext.114620

Visit us on the Internet: http://www.crystallex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)

Date September 9, 2002

By [signature]
(Signature)*
K.Y. Sze Tho, Chief Financial Officer

*Print the name and title of the signing officer under his signature.